EXHIBIT 99.1

Aptose Biosciences to Participate in Upcoming Investor Conferences

SAN DIEGO and TORONTO, Nov. 30, 2015 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the upcoming investor conferences:

  Piper Jaffray 27th Annual Healthcare Conference
  Aptose's corporate presentation is scheduled to take place at 1:30 p.m. ET on Wednesday, December 2, 2015 at the New York Palace Hotel, New York. A corresponding live webcast of the presentation can be accessed by visiting:

  http://edge.media-server.com/m/p/dtigu3ni

  Oppenheimer 26th Annual Healthcare Conference
  Aptose's corporate presentation is scheduled to take place at 10:55 a.m. ET on Wednesday, December 9, 2015 at the Westin Grand Central Hotel, New York. A corresponding live webcast of the presentation can be accessed by visiting:

  http://www.veracast.com/webcasts/opco/healthcare2015/52205469016.cfm

The audio webcasts will be archived shortly after the live event and will be available for 30 days through the Aptose website at www.aptose.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; uncertainty in the length of the clinical hold and the conditions the FDA may impose to lift it; potential loss of API; inability of new manufacturers to produce acceptable batches of cGMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

CONTACT: For further information, please contact:

         Aptose Biosciences Inc.
         Greg Chow, CFO
         647-479-9828
         gchow@aptose.com

         BCC Partners
         Karen L. Bergman or Susan Pietropaolo
         650-575-1509 or 845-638-6290
         kbergman@bccpartners.com or spietropaolo@bccpartners.com